Registration No. 333-103234
                                                Filed pursuant to Rule 424(b)(3)
PROSPECTUS
----------                        $639,000,000

                                   3M COMPANY

                     LIQUID YIELD OPTION(TM) NOTES DUE 2032
                             (ZERO COUPON -- SENIOR)
               AND SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION
                      OF THE LIQUID YIELD OPTION(TM) NOTES
                   ------------------------------------------

                                  THE OFFERING:

         We issued $639,000,000 aggregate principal amount at maturity of our Liquid Yield Option Notes due 2032 (Zero Coupon - Senior), or "LYONs", in a private placement on November 21, 2002 at an issue price of $860.87 per LYON (86.087% of the principal amount at maturity). This prospectus covers the resale by holders of the LYONs and shares of our common stock into which the LYONs are convertible. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable as described below. Instead, on November 21, 2032, the maturity date of the LYONs, each holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 0.5% per year calculated from November 21, 2002, excluding any contingent interest. The LYONs rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will not receive any proceeds from the resale of the LYONs or the common stock sold under this prospectus.

                          CONVERTIBILITY OF THE LYONS:

         Holders may convert each LYON into 4.7301 shares of our common stock, subject to adjustment, which we refer to as the conversion rate, only (1) if the sale price of our common stock reaches specified thresholds, (2) during any period in which the credit rating assigned to the LYONs is below a specified level, (3) if the LYONs are called for redemption or (4) if specified corporate transactions have occurred. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and common stock in an amount described herein. Our common stock is listed on the New York Stock Exchange under the symbol "MMM." On May 6, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $122.82 per share.

                              CONTINGENT INTEREST:

         We will pay contingent cash interest on the LYONs during any six-month period from November 22 to May 21 and from May 22 to November 21, with the initial six-month period commencing November 22, 2007, if the average market price of a LYON for a five day trading measurement period preceding such six-month period equals 130% or more of the sum of the issue price and accrued original issue discount for such LYON as of the day immediately preceding the relevant six-month period. The contingent interest payable per LYON in respect of any quarterly period will be equal to the greater of (1) any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate or (2) $0.62 multiplied by
4.7301. For United States Federal income tax purposes, the LYONs will constitute contingent payment debt instruments. You should read the discussion of selected United States Federal income tax considerations relevant to the LYONs beginning on page 25.

            PURCHASE OF THE LYONS BY 3M AT THE OPTION OF THE HOLDER:

         Holders may require us to purchase all or a portion of their LYONs on November 21, 2005, 2007, 2012, 2017, 2022 and 2027 at prices set forth in
"Description of LYONs--Purchase of LYONs by 3M at the Option of the Holder." We may choose to pay the purchase price in cash, our common stock or a combination of cash and our common stock. In addition, upon a change in control, as defined in the indenture, of 3M occurring on or before November 21, 2007, holders may require us to repurchase for cash all or a portion of their LYONs.

                  REDEMPTION OF THE LYONS AT THE OPTION OF 3M:

         We may redeem for cash all or a portion of the LYONs at any time on or after November 21, 2007 at the prices set forth in "Description of LYONs-- Redemption of LYONs at the Option of 3M."

         Prior to this offering, the LYONs have been eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") system of the National Association of Securities Dealers, Inc. LYONs sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL system. We do not intend to list the LYONs for trading on any national securities exchange or on the Nasdaq National Market.

                      ------------------------------------
         INVESTING IN THE LYONS INVOLVES RISKS, SOME OF WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.
                      ------------------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                   The date of this prospectus is May 9, 2003.

(TM)Trademark of Merrill Lynch & Co., Inc.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
WHERE YOU CAN FIND MORE INFORMATION.....................................      2
FORWARD LOOKING INFORMATION.............................................      3
SUMMARY.................................................................      4
RISK FACTORS............................................................      7
USE OF PROCEEDS.........................................................      9
PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS...........................      9
RATIO OF EARNINGS TO FIXED CHARGES......................................     10
DESCRIPTION OF LYONs....................................................     10
DESCRIPTION OF OUR CAPITAL STOCK........................................     23
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.................     24
SELLING SECURITY HOLDERS................................................     28
PLAN OF DISTRIBUTION....................................................     32
LEGAL MATTERS...........................................................     33
EXPERTS.................................................................     33

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed and will file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC public reference room:

                     Public Reference Room
                     450 Fifth Street, N.W.
                     Room 1024
                     Washington, D.C. 20549

         You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the public reference room.

         The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, including 3M, who file electronically with the SEC. The address of that site is www.sec.gov.

         We are "incorporating by reference" into this prospectus certain information filed by us with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except to the extent modified or superseded, as described below. This prospectus incorporates by reference the documents set forth below that we have been previously filed with the SEC. Those documents contain important information about us and our finances.

         o Our annual report on Form 10-K for the year ended December 31, 2002.

         o        Our current reports on Form 8-K dated March 4, 2003, March 26.
                  2003 and April 22, 2003.

         All documents filed by us with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the LYONs and the common stock under this document, or after the date of this registration statement to the date of effectiveness of this registration statement (other than current reports furnished under Item 9 or Item 12 of Form 8-K) shall also be deemed to be incorporated by reference and will automatically update information in this prospectus.

         You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

                     3M Company
                     3M Center
                     St. Paul, Minnesota 55144 Attention: Investor Relations
                     Tel: 651-733-1110

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

         Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

                           FORWARD LOOKING INFORMATION

         All statements included or incorporated by reference in this document, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward looking statements. Such statements are typically characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy," and similar expressions. These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate. These forward looking statements are subject to a number of risks and uncertainties, including those risks described in this prospectus under "Risk Factors," as well as other factors that our management has not yet identified. Any such forward looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward looking statements. We disclaim any duty to update any forward looking statements.









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
                                     SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION INCLUDED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. BECAUSE THIS IS A SUMMARY, IT MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, AS WELL AS THE INFORMATION INCORPORATED BY REFERENCE, BEFORE MAKING AN INVESTMENT DECISION. WHEN USED IN THIS PROSPECTUS, THE TERMS "3M," "3M COMPANY," "WE," "OUR" AND "US" REFER TO 3M COMPANY AND ITS CONSOLIDATED SUBSIDIARIES, UNLESS OTHERWISE SPECIFIED.

                                   3M COMPANY

         3M was incorporated in 1929 under the laws of the State of Delaware to continue operations, begun in 1902, of a Minnesota corporation originally named Minnesota Mining and Manufacturing Company. On April 8, 2002, the company's name was changed to 3M Company. 3M's principal executive offices are located at 3M Center, St. Paul, Minnesota 55144 (telephone: 651-733-1110).

         3M is a diversified global company with a market presence in health care, safety, electronics, telecommunications, industrial, consumer and office, and other markets. 3M is an integrated enterprise characterized by substantial intercompany cooperation in research, manufacturing and marketing of products. 3M's business has developed from its research and technology in coating and bonding for coated abrasives, the company's original product. Coating and bonding is the process of applying one material to another, such as abrasive granules to paper or cloth (coated abrasives), adhesives to a backing (pressure-sensitive tapes), ceramic coating to granular mineral (roofing granules), glass beads to plastic backing (reflective sheeting) and low-tack adhesives to paper (repositionable notes).

         3M is among the leading manufacturers of products for many of the markets it serves. In all cases, 3M products are subject to direct or indirect competition. Most 3M products involve expertise in product development, manufacturing and marketing, and are subject to competition from products manufactured and sold by other technically oriented companies.

         Our strategic business units have been aggregated into six reportable segments: Industrial Markets, Health Care Markets, Transportation, Graphics and Safety Markets, Consumer and Office Markets, Electro and Communications Markets and Specialty Material Markets. These segments bring together common or related 3M technologies, enhancing the development of innovative products and services and providing for efficient sharing of business resources. These segments have worldwide responsibility for virtually all 3M product lines. A few miscellaneous businesses and staff-sponsored products, as well as various corporate assets and corporate overhead expenses, are not assigned to the segments.

         In September 2002, 3M announced it would strategically realign its organization for faster growth and a closer focus on markets and customers. This realignment resulted in seven new reportable business segments compared to the current structure of six reportable business segments. These structural changes were driven by 3M's strategic planning process and represent an important step toward better access to its markets. Executive vice president appointments were effective October 1, 2002, but a three-month transition period was provided to realign the existing organizations to the new structure. Internal management reporting for the new reportable business segments commenced January 1, 2003.

                                                 THE OFFERING
LYONs........................................    $639,000,000 aggregate principal amount at maturity of LYONs due November 21,
                                                 2032. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable as described below. Each LYON was issued at a price of
                                                 $860.87 per LYON and has a principal amount at maturity of $1,000.

Maturity of LYONs............................    November 21, 2032.

Yield to Maturity of LYONs...................    0.5% per year (computed on a semi-annual bond equivalent basis) calculated from
                                                 November 21, 2002, excluding any contingent interest.

Ranking......................................    The LYONs are unsecured and unsubordinated obligations of 3M and rank equally in right of payment to all our existing and future unsecured and unsubordinated indebtedness. However, a significant portion of 3M's business is conducted through subsidiaries; and, because claims by creditors of those subsidiaries would be senior to 3M's equity interests in such subsidiaries, indebtedness of
                                                 3M, including the LYONs, is structurally subordinated to the claims of such creditors. As of March 31, 2003 we had approximately $3,320 million of consolidated senior indebtedness outstanding.

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

Original Issue Discount......................    We offered the LYONs at an issue price significantly below the principal amount at maturity of the LYONs. The difference between the issue price and the principal amount at maturity of a LYON is referred to as original issue discount. This original issue discount accrues daily at a rate of 0.5% per year beginning on November 21, 2002, calculated on a semi-annual bond equivalent basis, using a 360-day year comprised of twelve 30-day months. The accrual of imputed interest income, also referred to as tax original issue discount, as calculated for United States Federal income tax purposes, is expected to exceed the accrued original issue discount. See "Certain United States Federal Income
                                                 Tax Considerations--Accrual of Interest on the LYONs."

Conversion Rights............................    For each LYON surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 4.7301 shares of our common stock. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and common stock. If we elect to pay holders cash for their LYONs, the payment will be based on the average sale price of our common stock for the five consecutive trading days immediately following either:

                                                 o    the date of our notice of our election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption as described in this prospectus; or

                                                 o    the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter.

                                                 The conversion rate will be adjusted for reasons specified in the indenture but will not be adjusted for accrued original issue discount. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount, contingent interest or accrued tax original issue discount. Instead, such amounts will be deemed paid by the shares of common stock, cash or a combination of cash and common stock received by the holder on conversion. See "Description of LYONs--
                                                 Conversion Rights."

                                                 Holders may surrender LYONs for conversion in any calendar quarter commencing after
                                                 March 31, 2003 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 130% of the accreted conversion price per share of common stock on the last day of such preceding quarter. The accreted conversion price per share as of any day will equal the issue price of a
                                                 LYON plus the accrued original issue discount to that day, divided by the conversion rate on that day.

                                                 Holders may also surrender a LYON for conversion at any time when the credit rating assigned to the LYONs is Baa1 or lower by Moody's Investors Service ("Moody's") or
                                                 BBB+ or lower by Standard & Poor's Credit Market Services, a division of The
                                                 McGraw-Hill Companies ("Standard & Poor's").

                                                 LYONs or portions of LYONs in integral multiples of $1,000 principal amount at maturity called for redemption may also be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make certain distributions to our shareholders or if we are a party to certain consolidations, mergers or binding share exchanges, LYONs may be surrendered for conversion as provided in "Description of LYONs--Conversion
                                                 Rights." The ability to surrender LYONs for conversion will expire at the close of business on November 20, 2032.

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

Contingent Interest.........................     We will pay contingent interest to the holders of LYONs during any six-month period from November 22 to May 21, and from May 22 to November 21, with the initial six-month period commencing November 22, 2007, if the average market price of a LYON for the Applicable Five Trading Day Period equals 130% or more of the sum of the issue price and accrued original issue discount for such LYON as of the day immediately preceding the relevant six-month period. "Applicable
                                                 Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding the relevant six-month period, unless we declare a regular cash dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, in which case the "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding such record date.

                                                 The amount of contingent interest payable per LYON in respect of any quarterly period within a six-month period in which contingent interest is payable will be equal to the greater of (1) any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate or (2) $0.62 multiplied by 4.7301.

                                                 Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related regular cash dividend or, if we do not pay a regular cash dividend on our common stock during a quarter within the relevant six-
                                                 month period, to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period. Such payments will be paid on the payment date of the related regular cash dividend or, if no regular cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of the relevant six-month period. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

Tax Original Issue Discount..................    The LYONs are debt instruments subject to the United States Federal income tax contingent payment debt regulations. You should be aware that, even if we do not pay any contingent interest on the LYONs, you will be required to include interest in your gross income for United States Federal income tax purposes.
                                                 This imputed interest, also referred to as tax original issue discount, will accrue at a rate equal to 4.55% per year, computed on a semi-annual bond equivalent basis, which represents the yield we believe we would have paid, as of the original issue date of the LYONs, on our noncontingent, nonconvertible, fixed-rate debt with terms otherwise similar to the LYONs, subject to a minimum yield equal to the applicable Federal rate (based on the overall maturity of the
                                                 LYONs). The rate at which the tax original issue discount will accrue for United
                                                 States Federal income tax purposes (which we believe will equal the minimum yield equal to the applicable Federal rate described above) will exceed the stated yield of 0.5% for the accrued original issue discount. Your adjusted tax basis in a LYON will be increased over time to reflect the accrual of the tax original issue discount and will be decreased to reflect certain projected payments on a LYON.

                                                 You will also recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See "Certain United States Federal Income Tax
                                                 Considerations."

Redemption of LYONs at the Option
   of 3M ....................................    We may redeem all or a portion of the LYONs for cash at any time on or after
                                                 November 21, 2007 at the redemption prices set forth in "Description of
                                                 LYONs--Redemption of LYONs at the Option of 3M."

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

Purchase of LYONs by 3M at the Option of
   the Holder  .............................     Holders may require us to purchase all or a portion of their LYONs:

                                                 o    on November 21, 2005 at a price equal to $873.86 per LYON;

                                                 o    on November 21, 2007 at a price equal to $882.64 per LYON;

                                                 o    on November 21, 2012 at a price equal to $904.95 per LYON;

                                                 o    on November 21, 2017 at a price equal to $927.83 per LYON;

                                                 o    on November 21, 2022 at a price equal to $951.29 per LYON; and

                                                 o    on November 21, 2027 at a price equal to $975.34 per LYON.

                                                 In each case, such price includes accrued original issue discount to the purchase date. We may choose to pay the purchase price in cash or in common stock (based on the prevailing market price thereof) or a combination of cash and common stock. See
                                                 "Description of LYONs--Purchase of LYONs by 3M at the Option of the Holder."

Change in Control...........................     Upon a change in control (as defined in the indenture) of 3M occurring on or before November 21, 2007, each holder may require us to repurchase all or a portion of such holder's LYONs for cash at a price equal to 100% of the issue price for such LYONs plus accrued original issue discount to the date of repurchase. See "Description of LYONs--Change in Control Permits Purchase of
                                                 LYONs by 3M at the Option of the Holder."

Sinking Fund................................     None.

Trading Symbol of Our Common Stock...........    Our common stock is traded on the New York Stock Exchange under the symbol
                                                 "MMM."

                                  RISK FACTORS

         An investment in the LYONs involves a number of risks, some of which could be substantial and are inherent in our businesses. You should consider the following factors carefully before deciding to purchase LYONs. Additional risks not presently known to 3M or that 3M currently deems immaterial may also impair 3M's business operations. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including, but not limited to, those described below.

                         RISKS RELATED TO THIS OFFERING

AN ACTIVE TRADING MARKET FOR THE LYONS MAY NOT DEVELOP.

         The LYONs comprise a new issue of securities for which there is currently no public market. The LYONs will not be listed on any securities exchange or included in any automated quotation system. We do not know whether an active trading market will develop for the LYONs. If the LYONs are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, the price of our common stock, its and our performance and other factors.

IN CERTAIN CIRCUMSTANCES, YOUR CLAIMS AS A HOLDER OF A LYON COULD BE SUBORDINATED IN THE EVENT OF OUR BANKRUPTCY.

         If a holder elects to convert a LYON for common stock of 3M and we thereafter become the subject of bankruptcy proceedings, if we have failed to deliver our common stock, a holder's claim in respect of the LYONs could be subordinated to all of our existing and future obligations. Furthermore, it is unclear how such a subordinated claim would be valued.

WE MAY NOT HAVE THE FUNDS NECESSARY TO PURCHASE LYONS AT THE OPTION OF THE HOLDERS OR UPON A CHANGE IN CONTROL.

         On specified dates and upon the occurrence of specific kinds of change in control events occurring on or before November 21, 2007, holders of LYONs may require us to purchase all or a portion of their LYONs.

         However, it is possible that upon a change in control we would not have sufficient funds to make the required purchase of LYONs or that restrictions in our other indebtedness would not allow those purchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change in control" under the indenture. See "Description of LYONs --Change in Control Permits Purchase of LYONs by 3M at the Option of the Holder."

YOU SHOULD CONSIDER THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING LYONS.

         The LYONs will be characterized as indebtedness of ours for United States federal income tax purposes. Accordingly, you will be required to include interest with respect to the LYONs in your gross income.

         The LYONs constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash attributable thereto, and to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would have issued a noncontingent, nonconvertible, fixed-rate debt instrument with terms otherwise similar to the LYONs, subject to a minimum yield equal to the applicable Federal rate (based on the overall maturity of the LYONs). This rate (which will equal the required minimum rate equal to the applicable Federal rate described above) will be 4.55% per year on a semiannual compounding basis. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the LYONs. You will recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on such sale, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the United States federal income tax consequences of ownership of the LYONs is described in this prospectus under the heading "Certain United States Federal Income Tax Considerations."

RISKS RELATED TO OUR BUSINESS

3M'S BUSINESS MAY BE AFFECTED BY THE EFFECTS OF, AND CHANGES IN, WORLDWIDE ECONOMIC CONDITIONS.

         3M operates in more than 60 countries and derives more than half of its revenues from sales outside the United States. 3M's business may be affected by factors in the United States and other countries that are beyond its control, such as downturns in economic activity in a specific country or region; social, political or labor conditions in a specific country or region; or potential adverse foreign tax consequences.

FOREIGN CURRENCY EXCHANGE RATES AND FLUCTUATIONS IN THOSE RATES MAY AFFECT 3M'S ABILITY TO REALIZE PROJECTED GROWTH RATES IN ITS SALES AND NET EARNINGS AND ITS RESULTS OF OPERATIONS.

           Because 3M derives more than half of its revenues from sales outside the United States, 3M's ability to realize projected growth rates in its sales and net earnings and its results of operations could be adversely affected if the United States dollar strengthens significantly against foreign currencies.

3M'S GROWTH OBJECTIVES ARE LARGELY DEPENDENT ON THE TIMING AND MARKET ACCEPTANCE OF ITS NEW PRODUCT OFFERINGS, INCLUDING ITS ABILITY TO RENEW ITS PIPELINE OF NEW PRODUCTS AND TO BRING THOSE PRODUCTS TO MARKET.

         This ability may be adversely affected by difficulties or delays in product development, such as the inability to:

         o    identify viable new products;

         o    obtain adequate intellectual property protection;

         o    gain market acceptance of new products; or

         o Successfully complete clinical trials and obtain regulatory approvals. As with any pharmaceutical under development, there are substantial risks and uncertainties in the process of development and regulatory review. There are no guarantees that products will receive regulatory approvals or prove to be commercially successful.

3M'S FUTURE RESULTS ARE SUBJECT TO FLUCTUATIONS IN THE COSTS OF PURCHASED COMPONENTS AND MATERIALS DUE TO MARKET DEMAND, CURRENCY EXCHANGE RISKS, SHORTAGES AND OTHER FACTORS.

           3M depends on various components and materials for the manufacturing of its products. Although 3M has not experienced any difficulty in obtaining components and materials, it is possible that any of its supplier relationships could be terminated in the future. Any sustained interruption in 3M's receipt of adequate supplies could have a material adverse effect on it. In addition, while 3M has a process to minimize volatility in component and material pricing, no assurance can be given that

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

3M will be able to successfully manage price fluctuations due to market demand, currency risks, or shortages or that future price fluctuations will not have a material adverse effect on it.

THE POSSIBILITY THAT 3M'S ACQUISITIONS, DIVESTITURES AND STRATEGIC ALLIANCES MAY NOT MEET SALES AND/OR PROFIT EXPECTATIONS

         As part of 3M's strategy for growth, it has made and may continue to make acquisitions, divestitures and strategic alliances. However, there can be no assurance that any of these will be completed or beneficial to 3M.

3M IS THE SUBJECT OF VARIOUS LEGAL PROCEEDINGS.

         The current estimates of the potential impact on 3M's consolidated financial position, results of operations and cash flows for its legal proceedings and claims are predictions made by 3M about the future and should be considered forward-looking statements. These estimates could change in the future.

         For a more detailed discussion of legal proceedings involving 3M, see the discussion of "Legal Proceedings" in Part I , Item 3of 3M's Annual Report on Form 10-K for the year ended December 31 , 2002, which is incorporated by reference into this prospectus.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the LYONs or the shares of common stock offered by this prospectus. See "Selling Security Holders."

                  PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

         Our common stock is listed and traded on the New York Stock Exchange under the symbol "MMM." The following table sets forth the range of high and low sales prices per share of our common stock, as reported on the New York Stock Exchange, and dividends paid on our common stock for the fiscal quarters presented below.

                                                           3M COMMON STOCK
                                                           ---------------
                                                                       DIVIDENDS
                                                     HIGH       LOW      PAID
                                                     ----       ---      ----
2000
      1st Quarter................................  $ 103.81  $  78.19  $ 0.58
      2nd Quarter................................  $  98.31  $  80.44  $ 0.58
      3rd Quarter................................  $  97.44  $  80.50  $ 0.58
      4th Quarter................................  $ 122.94  $  83.94  $ 0.58

2001
      1st Quarter................................  $ 121.50  $  98.50  $ 0.60
      2nd Quarter................................  $ 127.00  $  97.16  $ 0.60
      3rd Quarter................................  $ 117.50  $  85.86  $ 0.60
      4th Quarter................................  $ 121.90  $  95.20  $ 0.60

2002
      1st Quarter................................  $ 123.70  $ 100.00  $ 0.62
      2nd Quarter................................  $ 130.60  $ 112.30  $ 0.62
      3rd Quarter................................  $ 130.09  $ 108.20  $ 0.62
      4th Quarter................................  $ 131.55  $ 110.75  $ 0.62

2003
      1st Quarter................................  $ 134.95  $ 119.46  $ 0.66
      2nd Quarter (through April 30, 2003).......  $ 136.75  $ 122.59     -

         The payment of dividends by us is subject to the discretion of our board of directors and will depend on our and our subsidiaries' financial position, capital requirements and liquidity, contractual and legal requirements, results of operations and other factors.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

                             YEAR ENDED DECEMBER 31,

               1998        1999          2000         2001         2002
               ----        ----          ----         ----         ----
             10.3x(1)    15.8x(2)      15.8x(3)     11.5x(4)     20.2x(4)

---------------------------
(1) The ratio for the year ended December 31, 1998 includes a pre-tax restructuring charges of $493 million.
(2) The ratio for the year ended December 31, 1999 includes a non-recurring net pre-tax gain of $100 million relating to gain on divestitures, litigation expense, an investment valuation adjustment, and a change in estimate that reduced the 1998 restructuring charges.
(3) The ratio for the year ended December 31, 2000 includes non-recurring net pre-tax losses of $23 million.
(4) The ratio for the year 2002, and year 2001, includes non-recurring net pre-tax losses of $202 million and $504 million, respectively, primarily related to the 2001 restructuring plan.

o   For purposes of calculating the ratio, fixed charges consist of:

    o gross interest, including the interest component of ESOP benefit expense;

    o amortization of debt expense and discount or premium relating to any indebtedness; and

    o the portion of rental expense on operating leases considered to be representative of the interest factor therein.

    o The ratio of earnings to fixed charges is calculated as follows:

    (income from continuing operations            +       (fixed        +         (amortization of         -     (capitalized
before income taxes and minority interest)               charges)               capitalized interest              interest)
-----------------------------------------------------------------------------------------------------------------------------
                                                        (fixed charges)

                              DESCRIPTION OF LYONS

         We issued the LYONs under an indenture between 3M Company and Citibank, N.A., as trustee, dated as of November 21, 2002. The following summarizes some, but not all, of the provisions of the LYONs and the indenture. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture, which we urge you to read because they define your rights as a LYONs holder. As used in this description, the words "we," "us," "3M," "3M Company," or "our" do not include any current or future subsidiary of 3M.

GENERAL

         The LYONs are limited to $639,000,000 aggregate principal amount at maturity. The LYONs will mature on November 21, 2032. The principal amount at maturity of each LYON is $1,000. The LYONs are payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

         The LYONs were offered at an issue price of $860.87 per LYON, which represents a substantial discount from their principal amount at maturity. Except as described below under "--Contingent Interest", we will not make periodic payments of interest on the LYONs. However, the LYONs will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. Original issue discount will be calculated on a semi-annual bond equivalent basis at the yield to maturity of the LYONs, using a 360-day year comprised of twelve 30-day months. The issue date for the LYONs and the commencement date for the accrual of original issue discount were November 21, 2002.

         The LYONs are debt instruments subject to the contingent payment debt regulations. The LYONs were issued with original issue discount for United States Federal income tax purposes. Even if we do not pay any cash interest (including any contingent interest) on the LYONs, holders will be required to include accrued tax original issue discount in their gross income for United States Federal income tax purposes. The rate at which the tax original issue discount will accrue will exceed the stated yield of 0.5% for the accrued original issue discount described above. See "Certain United States Federal Income Tax Considerations."

         Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON at our option will cause original issue discount and contingent interest, if any, to cease to accrue on such LYON. We may not reissue a LYON that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

         LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee. We will not charge a service fee for any registration of transfer or exchange of LYONs.

RANKING OF LYONS

         The LYONs are unsecured and unsubordinated obligations of ours. The LYONs rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. However, a significant portion of 3M's business is conducted through subsidiaries; and, because claims by creditors of those subsidiaries would be senior to 3M's equity interests in such subsidiaries, indebtedness of 3M, including LYONs, is structurally subordinated to the claims of such creditors.

         In addition, if a holder surrenders LYONs for conversion and we fail to deliver such common stock, and we then become the subject of bankruptcy proceedings, a holder's claim in respect of the LYONs could be subordinated to all of our existing and future obligations. Furthermore, it is unclear how such a subordinated claim would be valued.

         As of March 31, 2003, we had approximately $3,320 million of consolidated senior indebtedness outstanding.

CONVERSION RIGHTS

         Holders may surrender LYONs for conversion into shares of our common stock only if at least one of the conditions described below is satisfied. In addition, a LYON for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the LYONs may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

         The initial conversion rate is 4.7301 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price of our common stock on the trading day immediately preceding the conversion date. Upon a conversion, we will have the right to deliver cash or a combination of cash and common stock, as described below.

         The ability to surrender LYONs for conversion will expire at the close of business on November 20, 2032.

         The conversion agent will, on our behalf, determine if the LYONs are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of the LYONs has been satisfied, we will promptly notify the holders of the LYONs thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

         CONVERSION BASED ON COMMON STOCK PRICE. Holders may surrender LYONs for conversion in any calendar quarter commencing after March 31, 2003, if the sale price (as defined below) of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 130% of the accreted conversion price per share of common stock on the last day of such preceding calendar quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon conversion of a LYON on that day.

         The table below shows the conversion trigger price per share of our common stock in respect of each of the first 20 calendar quarters following March 31, 2003. These conversion trigger prices reflect the accreted conversion price per share of common stock multiplied by 130%. Thereafter, the accreted conversion price per share of common stock increases each calendar quarter by the accreted original issue discount for the calendar quarter, and the applicable percentage remains at 130%. The conversion trigger price for the calendar quarter beginning October 1, 2032 is $274.65.

                                          (1)                         (3)
                                        ACCRETED        (2)       CONVERSION
                                       CONVERSION   APPLICABLE   TRIGGER PRICE
QUARTER*                                 PRICE      PERCENTAGE     (1) X (2)
--------                                 -----      ----------     ---------
2003
      Second Quarter...............     $ 182.33         130%       $ 237.02
      Third Quarter................       182.55         130%         237.32
      Fourth Quarter...............       182.78         130%         237.62

2004
      First Quarter................       183.01         130%         237.91
      Second Quarter...............       183.24         130%         238.21
      Third Quarter................       183.47         130%         238.51
      Fourth Quarter...............       183.70         130%         238.81

2005
      First Quarter................       183.93         130%         239.11
      Second Quarter...............       184.16         130%         239.40
      Third Quarter................       184.39         130%         239.70
      Fourth Quarter...............       184.62         130%         240.00

2006
      First Quarter................       184.85         130%         240.30
      Second Quarter...............       185.08         130%         240.60
      Third Quarter................       185.31         130%         240.90
      Fourth Quarter...............       185.54         130%         241.20

2007
      First Quarter................       185.77         130%         241.51
      Second Quarter...............       186.01         130%         241.81
      Third Quarter................       186.24         130%         242.11
      Fourth Quarter...............       186.47         130%         242.41

2008
      First Quarter................       186.70         130%         242.71

---------------------------
* This table assumes no events have occurred that would require an adjustment to the conversion rate.

         CONVERSION BASED ON CREDIT RATING DOWNGRADE. Holders may also surrender a LYON for conversion during any period that the rating assigned to the LYONs by Moody's is Baa1 or lower or Standard & Poor's is BBB+ or lower.

         CONVERSION BASED UPON NOTICE OF REDEMPTION. A holder may surrender for conversion a LYON called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase such LYON, may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

         A "business day" is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A "trading day" is any day on which the NYSE is open for trading or, if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

         CONVERSION BASED UPON OCCURRENCE OF CERTAIN CORPORATE TRANSACTIONS. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, a LYON may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a LYON into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of 3M or another person which the holder would have received if the holder had converted the holder's LYONs immediately prior to the transaction. If such transaction also constitutes a change in control of 3M, as defined in the indenture, the holder will be able to require us to purchase all or a portion of such holder's LYONs as described under "--Change in Control Permits Purchase of LYONs by 3M at the Option of the Holder."

         CONVERSION ADJUSTMENTS AND DELIVERY OF COMMON STOCK. On conversion of a LYON, a holder will not receive any cash payment representing accrued original issue discount, and accrued tax original issue discount or, except as described below, contingent cash interest. Delivery to the holder of the full number of shares of common stock into which the LYON is convertible together with any cash payment of such holder's fractional shares, or cash, or a combination of cash and common stock will be deemed:

         o to satisfy our obligation to pay the principal amount at maturity of the LYON; and

         o to satisfy our obligation to pay accrued original issue discount and accrued tax original issue discount, attributable to the period from the issue date through the conversion date and, except as described below, any accrued and unpaid contingent interest.

           As a result, accrued original issue discount and accrued tax original issue discount are deemed paid in full rather than cancelled, extinguished or forfeited.

         We and each holder of a LYON also agree that delivery to the holder of the full number of shares of common stock into which the LYON is convertible together with any cash payment of such holder's fractional shares, or cash, or a combination of cash and common stock will be treated as a payment (in an amount equal to the sum of the then fair market value of such shares and/or such cash payment, if any) on the LYON for purposes of the Treasury regulations applicable to debt instruments with contingent payments. See "Certain United States Federal Income Tax Considerations."

         In lieu of delivery of shares of our common stock upon notice of conversion of any LYONs (for all or any portion of the LYONs), we may elect to pay holders surrendering LYONs an amount in cash per LYON (or a portion of a LYON) equal to the average sale price of our common stock for the five consecutive trading days immediately following either (1) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (2) the conversion date, in the case of conversion following our notice of redemption specifying that we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the LYONs as described under "--Redemption of LYONs at the Option of 3M." If we elect to deliver all of such payment in shares of our common stock, the shares will be delivered through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of our common stock, will be made to holders surrendering LYONs no later than the tenth business day following the applicable conversion date. If an event of default, as described under "--Events of Default" below (other than a default in a cash payment upon conversion of the LYONs), has occurred and is continuing, we may not pay cash upon conversion of any LYONs or portion of a LYON (other than cash for fractional shares).

         If contingent cash interest is payable to holders of LYONs during any particular six-month period, and such LYONs are converted after the applicable record date therefor and prior to the next succeeding interest payment date, holders of such LYONs at the close of business on the record date will receive the contingent cash interest payable on such LYONs on the corresponding interest payment date notwithstanding the conversion. Such LYONs, upon surrender for conversion, must be accompanied by funds equal to the amount of contingent cash interest payable on the LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

         The conversion rate will not be adjusted for accrued original issue discount, if any, or any contingent cash interest. A certificate for the number of full shares of common stock into which any LYON is converted or cash delivered in lieu thereof, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering LYONs for conversion, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

         We will adjust the conversion rate for:

         o dividends or distributions on our common stock payable in our common stock or our other capital stock;

         o subdivisions, combinations or certain reclassifications of our common stock;

         o distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the then current sale price; and

         o distributions to the holders of our common stock of our assets (including shares of capital stock of a subsidiary) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings, unless the amount thereof, together with all other cash dividends paid in the preceding 12 month period, per share exceeds the sum of (i) 5% of the sale price of our common stock on the day preceding the date of declaration of such dividend or other distribution and (ii) the quotient of the amount of any contingent interest paid during such period divided by the number of shares of common stock issuable upon conversion of a LYON at the conversion rate in effect on the contingent interest payment date).

In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the NYSE or such other national or regional securities exchange or market on which the securities are then listed or quoted.

         In the event we elect to make a distribution described in the third or fourth bullet of the preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place.

         No adjustment to the conversion rate need be made if holders of the LYONs may participate in the transaction or in certain other cases.

         If we were to implement a stockholders' rights plan providing that, upon conversion of the LYONs, the holders of such LYONs will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

         o    the issuance of the rights;

         o the distribution of separate certificates representing the rights;

         o the exercise or redemption of such rights in accordance with any rights agreement; or

         o    the termination or invalidation of the rights.

         The indenture permits us to increase the conversion rate from time to time. We are not required to adjust the conversion rate until adjustments greater than 1% have occurred.

         Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend upon:

         o a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

         o    an increase in the conversion rate at our discretion; or

         o    failure to adjust the conversion rate in some instances.

         See "Certain United States Federal Income Tax Considerations-- Constructive Dividends."

CONTINGENT INTEREST

         Subject to the accrual and record date provisions described below, we will pay contingent cash interest to the holders of LYONs during any six-month period from November 22 to May 21 and from May 22 to November 21, with the initial six-month period commencing November 22, 2007, if the average market price of a LYON for the Applicable Five Trading Day Period equals 130% or more of the sum of the issue price and accrued original issue discount for such LYON as of the day immediately preceding the relevant six-month period. "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding the first day of the relevant six-month period, unless we declare a regular cash dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, in which case the "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding such record date.

         The amount of contingent interest payable per LYON in respect of any quarterly period within a six-month period in which contingent interest is payable will equal the greater of (1) any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate or (2) $0.62 multiplied by 4.7301.

         Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related common stock dividend or, if we do not pay a regular cash dividend on our common stock during the relevant six-month period, to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period. We will make contingent interest payments on the payment date of the related common stock dividend or, if we do not pay a regular cash dividend on our common stock during the relevant six-month period, on the last day of the relevant six-month period. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

         Regular cash dividends are quarterly or other periodic cash dividends on our common stock as declared by our Board of Directors as part of its cash dividend payment practices and that are not designated by them as extraordinary or special or other nonrecurring dividends.

         The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

         o at least three such bids are not obtained by the bid solicitation agent; or

         o in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs, then the market price of the LYON will equal (1) the then applicable conversion rate of the LYONs multiplied by (2) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

         The bid solicitation agent is Citibank, N.A. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

         Upon determination that LYON holders will be entitled to receive contingent interest during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release and publish such information on our website as soon as practicable.

PURCHASE OF LYONS BY 3M AT THE OPTION OF THE HOLDER

         On the purchase dates of November 21, 2005, November 21, 2007, November 21, 2012, November 21, 2017, November 21, 2022, and November 21, 2027, holders may require us to purchase any outstanding LYON for which the holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. We may, in our sole discretion, provide the holders with additional rights to require us to purchase the LYONs on additional purchase dates. We will notify the holders if we elect to provide any such additional rights. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the business day immediately preceding the purchase date.

         The purchase price of a LYON will be:

          o    $873.86 per LYON on November 21, 2005;

          o    $882.64 per LYON on November 21, 2007;

          o    $904.95 per LYON on November 21, 2012;

          o    $927.83 per LYON on November 21, 2017;

          o    $951.29 per LYON on November 21, 2022; and

          o    $975.34 per LYON on November 21, 2027.

         The purchase prices shown above are equal to the issue price plus accrued original discount to the purchase date. We may, at our option, elect to pay the purchase price in cash, shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

         We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

         o whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

         o if we elect to pay in common stock, the method of calculating the market price of the common stock; and

         o the procedures that holders must follow to require us to purchase their LYONs.

           The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the business day immediately preceding the purchase date and must state:

         o the certificate numbers of the holder's LYONs to be delivered for purchase;

         o the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

         o that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

         o in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

              (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

              (2) to receive cash in such event in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

         If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances.

         A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date.

         The notice of withdrawal shall state:

         o    the principal amount at maturity of the LYONs being withdrawn;

         o    the certificate numbers of the LYONs being withdrawn; and

         o the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice.

         If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares of our common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of one share of common stock. We will pay cash based on the market price for all fractional shares of our common stock in the event we elect to deliver our common stock in payment, in whole or in part, of the purchase price.

         We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

         The "market price" means the average of the sale prices of our common stock for the five trading day period ending on the third business day prior to the applicable purchase date. If the third business day prior to the applicable purchase date is not a trading day, the five trading day period shall end on the last trading day prior to such third business day. We will appropriately adjust the market price to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

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
         The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the New York Stock Exchange or such other principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated. In the absence of a quotation, we will determine the sale price on the basis of such quotations as we consider appropriate.

         Because the market price of our common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation or by other appropriate means.

         Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount at maturity of LYONs in accordance with the foregoing provisions, we promptly will issue a press release and publish such information on our website.

         In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

         o listing such common stock on the principal United States securities exchange on which our common stock is then listed;

         o the registration of the common stock under the Securities Act and the Exchange Act, if required; and

         o any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

         If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs of the holder entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of the LYONs, except as described in the first sentence of this paragraph.

         In connection with any purchase offer, we will to the extent applicable:

         o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable;

         o file Schedule TO or any other required schedule under the Exchange Act; and

         o otherwise comply with all federal and state securities laws as necessary under the indenture to effect a purchase of LYONs by us at the option of a holder.

         Our obligation to pay the purchase price of a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price plus accrued and unpaid contingent interest, if any, of the LYON to be paid promptly following the later of the purchase date or the time of delivery of the LYON.

         If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

         Our ability to purchase LYONs with cash may be limited by the terms of our then existing borrowing agreements, as well as the amount of funds available to us to fund any such purchases.

         We may not purchase any LYONs for cash at the option of holders if an event of default with respect to the LYONs has occurred and is continuing, other than a default in the payment of the purchase price with respect to such LYONs.

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

REDEMPTION OF LYONS AT THE OPTION OF 3M

         No sinking fund is provided for the LYONs. Prior to November 21, 2007, we will not have the option to redeem the LYONs. Beginning on November 21, 2007, we may redeem the LYONs for cash as a whole at any time, or in part from time to time. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of LYONs. LYONs or portions of LYONs called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date.

         The table below shows the redemption prices of a LYON on November 21, 2007, at each November 21 thereafter prior to maturity and at stated maturity on November 21, 2032. These prices reflect the issue price plus accrued original issue discount to the redemption date. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table and until, but not including, the redemption date.

                                                            (2)
                                                          ACCRUED        (3)
REDEMPTION DATE                               (1)         ORIGINAL    REDEMPTION
                                             LYON          ISSUE         PRICE
November 21:                              ISSUE PRICE     DISCOUNT     (1)+(2)
------------                              -----------     --------     -------
2007.....................................  $ 860.87       $ 21.77     $  882.64
2008.....................................    860.87         26.18        887.05
2009.....................................    860.87         30.62        891.49
2010.....................................    860.87         35.09        895.96
2011.....................................    860.87         39.57        900.44
2012.....................................    860.87         44.08        904.95
2013.....................................    860.87         48.61        909.48
2014.....................................    860.87         53.16        914.03
2015.....................................    860.87         57.74        918.61
2016.....................................    860.87         62.34        923.21
2017.....................................    860.87         66.96        927.83
2018.....................................    860.87         71.61        932.48
2019.....................................    860.87         76.27        937.14
2020.....................................    860.87         80.97        941.84
2021.....................................    860.87         85.68        946.55
2022.....................................    860.87         90.42        951.29
2023.....................................    860.87         95.18        956.05
2024.....................................    860.87         99.97        960.84
2025.....................................    860.87        104.78        965.65
2026.....................................    860.87        109.61        970.48
2027.....................................    860.87        114.47        975.34
2028.....................................    860.87        119.35        980.22
2029                                         860.87        124.26        985.13
2030.....................................    860.87        129.19        990.06
2031.....................................    860.87        134.15        995.02
At Stated Maturity.......................    860.87        139.13      1,000.00

         If a redemption date occurs during a period when contingent interest is payable with respect to the LYONs, accrued and unpaid contingent interest to but excluding the date of redemption will be paid in addition to the redemption price.

         If we redeem less than all of the outstanding LYONs, the trustee will select the LYONs to be redeemed on a pro rata basis in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata, based on the ownership thereof, or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion will be deemed to be the portion selected for redemption.

CHANGE IN CONTROL PERMITS PURCHASE OF LYONS BY 3M AT THE OPTION OF THE HOLDER

         In the event of a change in control, as defined below, occurring on or prior to November 21, 2007 with respect to 3M, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 principal amount at maturity, at a price for each $1,000 principal amount at maturity of such LYONs equal to the issue price plus accrued original issue discount to the purchase date.

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

         We are required to purchase the LYONs no later than 35 business days after the occurrence of such change in control (a "change in control purchase date") at a cash price equal to the issue price plus accrued original issue discount to the change of control purchase date.

         Within 15 business days after the occurrence of a change in control, we must mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

         o    the events causing a change in control;

         o    the date of such change in control;

         o    the last date on which a holder may exercise the purchase right;

         o    the change in control purchase price;

         o    the change in control purchase date;

         o the name and address of the paying agent and the conversion agent;

         o    the conversion rate and any adjustments to the conversion rate;

         o that LYONs with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

         o    the procedures that holders must follow to exercise these rights.

         To exercise this right, the holder must deliver a written notice to the paying agent no later than the close of business on the change in control purchase date. The required purchase notice upon a change in control must state:

         o the certificate numbers of the LYONs to be delivered by the holder;

         o the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

         o that we are to purchase the LYONs pursuant to the applicable provisions of the LYONs.

         A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

         o    the principal amount at maturity of the LYONs being withdrawn;

         o    the certificate numbers of the LYONs being withdrawn; and

         o the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

         Our obligation to pay the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such LYON to be paid promptly following the later of the change in control purchase date or the time of delivery of such LYON.

         If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

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

         Under the indenture, a "change in control" of 3M is deemed to have occurred at such time as:

         o any person, including its respective affiliates and associates, other than 3M, its subsidiaries or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the aggregate voting power of our common stock and other capital stock with equivalent voting rights, or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

         o there shall be consummated any share exchange, consolidation or merger of 3M pursuant to which the common stock would be converted into cash, securities or other property in which the holders of our common stock and other capital stock with equivalent voting rights immediately prior to the share exchange, consolidation or merger, have, directly or indirectly, less than a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

         For purposes of defining a change in control:

         o    the term "person" and the term "group" have the meanings given by
              Section 13(d) and 14(d) of the Exchange Act or any successor provisions;

         o the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision; and

         o the term "beneficial owner" is determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act or any successor provisions, except that a person will be deemed to have beneficial ownership of all shares that person has the right to acquire irrespective of whether that right is exercisable immediately or only after the passage of time.

         The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

         In connection with any purchase offer in the event of a change in control, we will to the extent applicable:

         o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable;

         o file Schedule TO or any other required schedule under the Exchange Act; and

         o otherwise comply with all federal and state securities laws as necessary under the indenture to effect a change in control purchase of LYONs by us at the option of a holder.

         The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of 3M. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

         o    to accumulate shares of our common stock;

         o to obtain control of 3M by means of a merger, tender offer, solicitation or otherwise; or

         o part of a plan by management to adopt a series of anti-takeover provisions.

         Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

         We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

         We may not purchase LYONs at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

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

MERGER AND SALES OF ASSETS BY 3M

         The indenture provides that we may consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, provided that:

         o the resulting, surviving or transferee person (if other than 3M) is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

         o such person assumes all obligations of 3M under the LYONs and the indenture; and

         o 3M or such successor person is not immediately thereafter in default under the indenture.

         Upon the assumption of the obligations of 3M by such a person in such circumstances, subject to certain exceptions, 3M will be discharged from all obligations under the LYONs and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to November 21, 2007 could constitute a change in control of 3M permitting each holder to require 3M or such successor person to purchase the LYONs of such holder as described above.

EVENTS OF DEFAULT

         The following are events of default for the LYONs:

         (1) default in payment of the principal amount at maturity, redemption price, purchase price or change in control purchase price with respect to any LYONs when such becomes due and payable;

         (2) default in payment of any contingent interest, which default continues for 30 days;

         (3) our failure to comply with any of our other agreements in the LYONs or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding, and our failure to cure (or obtain a waiver of) such default within 90 days after we receive such notice;

         (4) default under any indebtedness for borrowed money, including other series of debt securities, or under any mortgage, lien or other similar encumbrance, indenture or instrument ("Indebtedness"), including the indenture, which secures any Indebtedness for borrowed money, and which results in acceleration of the maturity of an outstanding principal amount of Indebtedness greater than $20 million, unless this acceleration is rescinded (or the Indebtedness is discharged) within 10 days after we have received written notice of the default in the manner specified in the indenture; or

         (5) certain events of bankruptcy or insolvency affecting us or any of our "significant subsidiaries" (as such term is defined under Regulation S-X under the Securities Act).

         If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration, and any accrued and unpaid contingent interest through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the LYONs plus the original issue discount and any unpaid contingent interest accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

BOOK-ENTRY SYSTEM

         The LYONs are issued only in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be converted for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and will not be entitled to any rights provided to the holders of LYONs under the global securities or the indenture. 3M and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

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
ISSUANCE OF CERTIFICATED SECURITIES FOR GLOBAL SECURITIES

         LYONs represented by one or more global securities are exchangeable for LYONs represented by certificated securities in registered form with the same terms only if:

         o DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

         o we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

         o    a default under the indenture occurs and is continuing.

         DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, including Merrill Lynch, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

MODIFICATION

         We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the LYONs with the consent of the holders of at least a majority in principal amount at maturity of the LYONs then outstanding. However, without the consent of each holder affected thereby, no supplemental indenture may:

         o alter the manner of calculation or rate of accrual of original issue discount or contingent interest on any LYON or extend the time of payment;

         o make any LYON payable in money or securities other than that stated in the LYON;

         o    change the stated maturity of any LYON;

         o reduce the principal amount at maturity, issue price, redemption price, purchase price or change in control purchase price with respect to any LYON;

         o make any change that adversely affects the right of a holder to convert any LYON;

         o make any change that adversely affects the right to require us to purchase a LYON;

         o impair the right to receive payment with respect to the LYONs or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; or

         o change the provisions in the indenture that relate to modifying or amending the indenture.

         Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

         o to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

         o to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

         o to secure our obligations in respect of the LYONs and the indenture;

         o to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the LYONs under the Trust Indenture Act as contemplated by the indenture;

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

         o to cure any ambiguity, omission, defect or inconsistency in the indenture; and

         o to provide the holders with additional rights to require us to purchase the LYONs on additional purchase dates.

         The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of the holders of all LYONs, (i) waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture and (ii) waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid contingent interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver shares of common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

DISCHARGE OF THE INDENTURE

         We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable after the LYONs have become due and payable, whether at stated maturity, or any redemption date, any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of our common stock or government obligations (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture by us.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

         If a bankruptcy proceeding is commenced in respect of 3M, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding, plus accrued and unpaid contingent interest, if any.

INFORMATION CONCERNING THE TRUSTEE

         Citibank, N.A. is the trustee, registrar, paying agent and conversion agent under the indenture. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

GOVERNING LAW

         The indenture and the LYONs are governed by, and construed in accordance with, the law of the State of New York.

                        DESCRIPTION OF OUR CAPITAL STOCK

GENERAL

         The following description of our capital stock is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which have been publicly filed with the SEC, and by the provisions of applicable Delaware law. See "Where You Can Find More Information."

         Our authorized capital stock consists of:

         o    1,500,000,000 shares of common stock, $0.01 par value; and

         o    10,000,000 shares of preferred stock, no par value.

         Each holder of our common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

         The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of

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
the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

         o    restricting dividends on the common stock;

         o    diluting the voting power of the common stock;

         o    impairing the liquidation rights of the common stock; or

         o delaying or preventing a change in control of us without further action by the stockholders.

         Certain other provisions of our certificate of incorporation and bylaws could also delay or prevent a change in control. These include a provision of our certificate of incorporation that requires, absent prior board approval, the approval of any merger, sale or certain other business combinations by holders of at least 80% of our outstanding common stock.

         No shares of preferred stock are outstanding, and we have no present plans to issue any shares of preferred stock.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is Wells Fargo Bank N.A. Shareowner Services.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

         This is a summary of certain United States federal income tax consequences relevant to holders of LYONs. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes) or possible differing interpretations. The discussion below deals only with LYONs held as capital and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes.

         We do not address all of the tax consequences that may be relevant to an investor in LYONs. In particular, we do not address:

         o the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs;

         o the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

         o U.S. holders (as defined below) whose functional currency is not the United States dollar;

         o any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

         o any United States federal, state, local or foreign tax consequences of owning or disposing of 3M common stock.

         Persons considering the purchase of the LYONs should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

         A U.S. holder is a beneficial owner of the LYONs who or which is:

         o a citizen or individual resident of the United States, as defined in section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

         o a corporation or partnership, including any entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

         o an estate if its income is subject to United States federal income taxation regardless of its source; or

         o a trust if (1) a United States court can exercise primary supervision over its administration, and (2) one or more United States persons have the authority to control all of its substantial decisions.

         Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date, may also be treated as U.S. holders. A Non-U.S. holder is a beneficial owner of LYONs other than a U.S. holder.

         WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE LYONS AND 3M COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE LYONS

         We have received an opinion from our Tax Counsel, Henry W. Gjersdal, Jr., that the LYONs will be treated as indebtedness for United States federal income tax purposes and that the LYONs will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the "CPDI" regulations). Pursuant to the terms of the indenture, we and each holder of the LYONs agree, for United States federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. In addition, under the indenture, each holder will be deemed to have agreed to treat the fair market value of our common stock received by such holder upon conversion as a contingent payment and to accrue interest with respect to the LYONs as original issue discount for United States federal income tax purposes according to the "noncontingent bond method," set forth in section 1.1275-4(b) of the Treasury Regulations, using the comparable yield (as defined below) compounded semiannually and the projected payment schedule (as defined below) determined by us.

         Recently, the Internal Revenue Service (which we refer to as the "IRS") issued Revenue Ruling 2002-31 and Notice 2002-36 addressing the United States federal income tax classification and treatment of instruments substantially similar to the LYONs, and concluded that the instruments addressed in that published guidance were subject to the CPDI regulations. In addition, the IRS clarified various aspects of the potential applicability of certain other provisions of the Code to instruments addressed in that published guidance. However, Revenue Ruling 2002-31 is limited to its particular facts. In addition, no rulings have been sought or are expected to be sought from the IRS with respect to any of the United States federal income tax consequences discussed below. As a result, no assurance can be given that the IRS or a court will agree with the tax characterizations and the tax treatment described below. The remainder of this discussion assumes that the LYONs are subject to the CPDI regulations. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the LYONs. In particular, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of the LYONs into common stock, and might recognize capital gain or loss upon a taxable disposition of the LYONs. Holders should consult their tax advisors concerning the tax treatment of holding the LYONs.

ACCRUAL OF INTEREST ON THE LYONS

         Pursuant to the CPDI regulations, a U.S. holder will be required to accrue interest income on the LYONs, in the amounts described below, regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, U.S. holders will be required to include interest in taxable income in each year in excess of the accruals on the LYONs for non-tax purposes and in excess of any contingent interest payments actually received in that year.

         The CPDI regulations provide that a U.S. holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

                  (1) the product of (i) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period, and (ii) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

                  (2) divided by the number of days in the accrual period; and

                  (3) multiplied by the number of days during the accrual period that the U.S. holder held the LYONs.

         A LYON's issue price is the first price at which a substantial amount of the LYONs is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously made on the LYONs.

         Henry W. Gjersdal, Jr., our Tax Counsel, has advised us that the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a noncontingent, nonconvertible, fixed-rate debt security with terms and conditions otherwise comparable to those of the LYONs. Moreover, Henry W. Gjersdal, Jr., our Tax Counsel, has advised us that the comparable yield must be a reasonable yield for us and must not be less than the applicable Federal rate (based on the overall maturity of the LYONs). Based in part on that advice, we intend to take the position that the comparable yield for the LYONs is 4.55%, compounded semiannually (which equals the required minimum yield equal to the applicable Federal rate described above). The precise manner of calculating the comparable yield is not entirely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by us. Moreover, in such event, the projected payment schedule could differ materially from the projected payment schedule provided by us.

         The CPDI regulations require that we provide to U.S. holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment.

         The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. holders may also obtain the projected payment schedule by submitting a written request for such information to: 3M Company, 3M Center. St. Paul, Minnesota 55144, Attention: Corporate Secretary.

         For United States federal income tax purposes, a U.S. holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the LYONs, unless such U.S. holder timely discloses and justifies the use of other estimates to the IRS. A U.S. holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

         THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE LYONS FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE ON THE LYONS.

         Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

ADJUSTMENTS TO INTEREST ACCRUALS ON THE LYONS

         If, during any taxable year, a U.S. holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year, including the fair market value of our common stock received upon conversion or redemption.

         If a U.S. holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) first reduce the U.S. holder's interest income on the LYONs for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. holder's interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. A negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous itemized deductions under section 67 of the Code. Any negative adjustment in excess of the amounts described in (a) or (b) will be carried forward to offset future interest income accruals in respect of the LYONs or to reduce the amount realized on the sale, exchange, conversion or retirement of the LYONs.

         If a U.S. holder purchases LYONs at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. holder must reasonably allocate the adjustment over the remaining term of the LYONs by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the LYONs pro rata with the accruals of original issue discount at the comparable yield. Holders should consult their tax advisors regarding those allocations.

SALE, EXCHANGE, CONVERSION OR REDEMPTION

         Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs includes the receipt of common stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat the receipt of our common stock by a U.S. holder upon the conversion of a LYON, or upon the U.S. holder's exercise of a put right where we elect to pay in common stock, as a contingent payment under the CPDI regulations. Under this treatment, conversion or such an exercise of the U.S. holder's put right also would result in taxable gain or loss to the U.S. holder. As described above, holders will be deemed to have agreed to be bound by our determination of the comparable yield and the schedule of projected payments.

         The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any of our common stock received, and (b) the U.S. holder's adjusted tax basis in the LYON. A U.S. holder's adjusted tax basis in a LYON will generally be equal to the U.S. holder's original purchase price for the LYON, increased by any interest income previously accrued by the U.S. holder (determined without regard to any adjustments to interest accruals described above, other than adjustments to reflect a discount or premium to the adjusted issue price, if any), and decreased by the amount of any projected payments, as defined above, previously made on the LYONs to the U.S. Holder through such date (without regard to the actual amount paid). Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

         A U.S. holder's tax basis in our common stock received upon a conversion of a LYON or upon a U.S. holder's exercise of a put right that we elect to pay in our common stock will equal the then current fair market value of such common stock. The U.S. holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

CONSTRUCTIVE DIVIDENDS

         If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs were increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

         For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness, or our assets, or an increase in the event of an extraordinary cash dividend may result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock would not be so treated.

TREATMENT OF NON-U.S. HOLDERS

         Payments of contingent interest made to Non-U.S. holders in excess of the floor amount (i.e., an amount equal to $0.62 multiplied by 4.7301), if any, will not be exempt from United States federal income or withholding tax and, therefore, Non-U.S. holders will be subject to withholding on such payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. holder that is subject to the withholding tax should consult its tax advisor as to whether it can obtain a refund for a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on other grounds.

         All other payments on the LYONs made to a Non-U.S. holder, including the portion of any payment of contingent cash interest equal to the floor amount (i.e., the amount equal to $0.62 multiplied by 4.7301), a payment in our common stock pursuant to a conversion, and any gain realized on a sale, exchange, redemption or conversion of the LYONs (other than income or gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax PROVIDED that: (i) such Non-U.S. holder does not own, actually, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving interest described in section 881(c)(3)(A) of the Code,
(ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States;
(iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE); and (v) we are not a "United States real property holding corporation." We believe that we are not and do not anticipate becoming a "United States real property holding corporation." However, if a Non-U.S. holder were deemed to have received a constructive dividend (see "--Constructive Dividends" above), the Non-U.S. holder will generally be subject to United States federal withholding tax at a 30% rate on the taxable amount of such dividend, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from the Non-U.S. holder claiming that the deemed receipt of the constructive dividend is effectively connected with the conduct of a United States trade or business.

         The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYON certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements. If a Non-U.S. holder of the LYONs is engaged in a trade or business in the United States, and if interest on the LYONs is effectively connected with the conduct of such trade or business, the Non-U.S. holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale, exchange, redemption or conversion of the LYONs in the same manner as if it were a U.S. holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. holder is a foreign corporation, such Non-U.S. holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

         Payments of principal, premium, if any, and interest (including original issue discount, tax original issue discount and a payment in common stock pursuant to a conversion of the LYONs) on, and the proceeds of dispositions of, the LYONs may be subject to information reporting and United States federal backup withholding tax if the U.S. holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A Non-U.S. holder may be subject to United States backup withholding tax on payments on the LYONs and the proceeds from a sale or other disposition of the LYONs unless the Non-U.S. holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against a U.S. holder's United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

                            SELLING SECURITY HOLDERS

         The LYONs were originally issued by us to Merrill Lynch in a transaction exempt from the registration requirements of the Securities Act and were immediately resold by Merrill Lynch in reliance on Rule 144A to persons who represented to Merrill Lynch that they were qualified institutional buyers. When we refer to "selling security holders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling security holders interests. The selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the LYONs held by that selling security holder and the common stock into which the LYONs are convertible.

         The following table sets forth information as of May 6, 2003, with respect to the selling security holders and the principal amounts of LYONs beneficially owned by each selling security holder that may be offered under this prospectus. This information is based on information required to be provided to us by or on behalf of the selling security holders pursuant to questionnaires. No holder of the LYONs may sell the LYONs or shares without furnishing to us a questionnaire setting forth the information specified below. However, as of the date of this prospectus, not every holder has provided to us a questionnaire. Therefore, the heading "Other" in the "Name" column below represents the LYONs and shares held by holders who have not yet returned to us their questionnaire.

         The selling security holders may offer all, some or none of the LYONs or common stock into which the LYONs are convertible. In addition, the selling security holders may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their LYONs in transactions exempt from the registration requirements of the Securities Act. No selling security holder beneficially owns one percent or more of our common stock, assuming conversion of the selling security holders' LYONs.

         Information concerning the selling security holders may change from time to time and any changed information with respect to substitution will be set forth in supplements to this prospectus if and when necessary. Other selling security holders may be identified at a later date and will be included in a post-effective amendment to the registration statement. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the LYONs, is subject to adjustment under certain circumstances.

                                                                      SHARES OF
                                                     PRINCIPAL         COMMON                           LYONs         COMMON STOCK
                                                     AMOUNT OF         STOCK            COMMON          OWNED            OWNED
                                                       LYONS         BENEFICIALLY       STOCK           AFTER            AFTER
                                                    BENEFICIALLY      OWNED UPON     OFFERED UPON     COMPLETION       COMPLETION
                                                     OWNED AND       CONVERSION       CONVERSION         OF               OF
NAME                                                  OFFERED        OF LYONs(1)      OF LYONs(1)     OFFERING(2)      OFFERING(2)
----                                                 ----------      -----------     ------------     -----------      -----------
Advisory Convertible Arbitrage Fund(I)L.P.(4)         1,200,000          5,676.1          5,676.1               0                -
Akela Capital Master Fund, Ltd.                       5,000,000         23,650.5         23,650.5               0                -
Allstate Life Insurance Company(4)                    1,250,000          5,912.6          5,912.6               0                -
Aloha Airlines Non-Pilots Pension Trust                 210,000            993.3            993.3               0                -
Aloha Pilots Retirement Trust                           115,000            544.0            544.0               0                -
American Investors Life Insurance Co.                   100,000            473.0            473.0               0                -
Amerisure Mutual Insurance Company                      320,000          1,513.6          1,513.6               0                -
AmerUs Life Insurance Co.                             1,300,000          6,149.1          6,149.1               0                -
Arbitex Master Fund, L.P.(4)                         19,100,000         90,344.9         90,344.9               0                -
Argent Classic Convertible Arbitrage Fund
  (Bermuda) Ltd.                                      3,300,000         15,609.3         15,609.3               0                -
Argent Low Lev Convertible Arbitrage Fund LLC           900,000          4,257.1          4,257.1               0                -
Argent Low Lev Convertible Arbitrage Fund Ltd.        5,500,000         26,015.6         26,015.6               0                -
Arpeggio Fund(4)                                      7,700,000         36,421.8         36,421.8               0                -
Banc of America Securities, LLC(5)                    4,438,000         20,992.2         20,992.2               0                -

Bankers Life Insurance Company of New York              100,000            473.0            473.0               0                -
C&H Sugar Company Inc.                                  265,000          1,253.5          1,253.5               0                -
Canyon Capital Arbitrage Master Fund, Ltd.(4)         9,000,000         42,570.9         42,570.9               0                -

Canyon Value Realization Fund (Cayman), Ltd.(4)      13,500,000         63,856.4         63,856.4               0                -
Canyon Value Realization Fund, L.P.(4)                6,000,000         28,380.6         28,380.6               0                -

Canyon Value Realization MAC 18, Ltd.(RMF)(4)         1,500,000          7,095.2          7,095.2               0                -
CitiSAM Ltd.(4)                                       1,000,000          4,730.1          4,730.1               0                -
Clinton Multistrategy Master Fund, Ltd.              10,000,000         47,301.0         47,301.0               0                -
Clinton Riverside Convertible Portfolio Limited      10,000,000         47,301.0         47,301.0               0                -
CSV Limited(4)                                        1,800,000          8,514.2          8,514.2               0                -
Deutsche Bank AG - London(4)                            800,000          3,784.1          3,784.1               0                -
DNB Investment                                          500,000          2,365.1          2,365.1               0                -
Dodeca Fund, L.P.                                       900,000          4,257.1          4,257.1               0                -
Drury University                                         50,000            236.5            236.5               0                -
Excellus Health Plan Inc.                             2,000,000          9,460.2          9,460.2               0                -
Goldman Sachs, & Co.(5)                               7,380,000         34,908.1         34,908.1               0                -
Hawaiian Airlines Employees Pension Plan - IAM           85,000            402.1            402.1               0                -
Hawaiian Airlines Pension Plan for
  Salaried Employees                                     15,000             71.0             71.0               0                -
Hawaiian Airlines Pilots Retirement Plan                190,000            898.7            898.7               0                -
Hillbloom Foundation                                     85,000            402.1            402.1               0                -
IL Annuity and Insurance Co.                         11,100,000         52,504.1         52,504.1               0                -
IMF Convertible Fund(4)                                 800,000          3,784.1          3,784.1               0                -
Innovest Finanzdienstle                                 900,000          4,257.1          4,257.1               0                -

[WIDE TABLE CONTINUED FROM ABOVE]

                                                             MATERIAL
NAME                                                      RELATIONSHIP(3)
----                                                      ---------------
Advisory Convertible Arbitrage Fund(I)L.P.(4)                        None
Akela Capital Master Fund, Ltd.                                      None
Allstate Life Insurance Company(4)                                   None
Aloha Airlines Non-Pilots Pension Trust                              None
Aloha Pilots Retirement Trust                                        None
American Investors Life Insurance Co.                                None
Amerisure Mutual Insurance Company                                   None
AmerUs Life Insurance Co.                                            None
Arbitex Master Fund, L.P.(4)                                         None
Argent Classic Convertible Arbitrage Fund
  (Bermuda) Ltd.                                                     None
Argent Low Lev Convertible Arbitrage Fund LLC                        None
Argent Low Lev Convertible Arbitrage Fund Ltd.                       None
Arpeggio Fund(4)                                                     None
Banc of America Securities, LLC(5)                                   None

Bankers Life Insurance Company of New York                           None
C&H Sugar Company Inc.                                               None
Canyon Capital Arbitrage Master Fund, Ltd.(4)                        None

Canyon Value Realization Fund (Cayman), Ltd.(4)                      None
Canyon Value Realization Fund, L.P.(4)                               None
Canyon Value Realization MAC 18, Ltd.(RMF)(4)                        None
CitiSAM Ltd.(4)                                                      None
Clinton Multistrategy Master Fund, Ltd.                              None
Clinton Riverside Convertible Portfolio Limited                      None
CSV Limited(4)                                                       None
Deutsche Bank AG - London(4)                                         None
DNB Investment                                                       None
Dodeca Fund, L.P.                                                    None
Drury University                                                     None
Excellus Health Plan Inc.                                            None
Goldman Sachs, & Co.(5)                                              None
Hawaiian Airlines Employees Pension Plan - IAM                       None
Hawaiian Airlines Pension Plan for
  Salaried Employees                                                 None
Hawaiian Airlines Pilots Retirement Plan                             None
Hillbloom Foundation                                                 None
IL Annuity and Insurance Co.                                         None
IMF Convertible Fund(4)                                              None
Innovest Finanzdienstle                                              None

Investcorp - SAM Fund Ltd.(4)                         4,400,000         20,812.4         20,812.4               0                -
JMG Convertible Investments, LP                       7,250,000         34,293.2         34,293.2               0                -
Lehman Brothers Inc(5)                               45,650,000        215,929.1        215,929.1               0                -
Lyxor Master Fund (5)                                 5,000,000         23,650.5         23,650.5               0                -
Lyxor Master Fund Ref: Argent LowLev CB
  c/o Argent                                          1,200,000          5,676.1          5,676.1               0                -
McMahan Securities Co. L.P.(5)                        1,500,000          7,095.2          7,095.2               0                -
Med America Insurance Co.                             2,430,000         11,494.1         11,494.1               0                -
Med America Insurance Co. of N.Y.                       340,000          1,608.2          1,608.2               0                -
Merrill Lynch Pierce Fenner & Smith Inc.(5)           9,039,000         42,755.4         42,755.4               0                -













MLQA Convertible Securities Arbitrage, Ltd.(4)       10,000,000         47,301.0         47,301.0               0                -
Morgan Stanley Dean Witter Convertible
  Securities Trust(4)                                 3,000,000         14,190.3         14,190.3               0                -
NACM Investment Grade Convertible                        10,000             47.3             47.3               0                -
Nomura Securities Intl Inc(5)                         5,000,000         23,650.5         23,650.5               0                -
Partners Group Alternative Strategies PCC, Ltd.         200,000            946.0            946.0               0                -
Quest Global Convertible Master Fund, Ltd.            2,000,000          9,460.2          9,460.2               0                -
RBC Alternative Assets LP(4)                            200,000            946.0            946.0               0                -
Rhapsody Fund, L.P.(4)                               10,000,000         47,301.0         47,301.0               0                -
State of Oregon/SAIF Corporation                      6,500,000         30,745.7         30,745.7               0                -
Sunrise Partners Limited Partnership(4)               1,000,000          4,730.1          4,730.1               0                -
Sutton Brook Capital Portfolio LP                    35,000,000        165,553.5        165,553.5               0                -
Teachers Insurance and Annuity Association           10,000,000         47,301.0         47,301.0               0                -
Thrivent Financial for Lutherans(4)                   1,500,000          7,095.2          7,095.2               0                -
Topanga XI(4)                                         2,000,000          7,568.2          7,568.2               0                -
US Bank FBO Benedictine Health System                   350,000          1,655.5          1,655.5               0                -
Wachovia Securities International Ltd.(4)            20,000,000         94,602.0         94,602.0               0                -
Windmill Master Fund LP                               5,000,000         23,650.5         23,650.5               0                -
Xavex Convertible Arbitrage 2 Fund                      200,000            946.0            946.0               0                -
Other(6)                                            321,828,000      1,522,278.6      1,522,278.6               0                -

[WIDE TABLE CONTINUED FROM ABOVE

Investcorp - SAM Fund Ltd.(4)
JMG Convertible Investments, LP                                               None
Lehman Brothers Inc(5)                                                        None
Lyxor Master Fund (5)                                                         None
Lyxor Master Fund Ref: Argent LowLev CB                                       None
  c/o Argent
McMahan Securities Co. L.P.(5)                                                None
Med America Insurance Co.                                                     None
Med America Insurance Co. of N.Y.                                             None
Merrill Lynch Pierce Fenner & Smith Inc.(5)                                   None

                                                                       Aulana Peters is a
                                                                      director of Merrill
                                                                       Lynch & Co and has
                                                                     been a director of 3M
                                                                      since 1990. Further,
                                                                     Merrill Lynch Pierce
                                                                     Fenner & Smith may or
                                                                     may not have acted in
                                                                          a financial
                                                                      investment advisory
                                                                      capacity to 3M within
                                                                        the past 3 years.

MLQA Convertible Securities Arbitrage, Ltd.(4)                                None
Morgan Stanley Dean Witter Convertible
  Securities Trust(4)                                                         None
NACM Investment Grade Convertible                                             None
Nomura Securities Intl Inc(5)                                                 None
Partners Group Alternative Strategies PCC, Ltd.                               None
Quest Global Convertible Master Fund, Ltd.                                    None
RBC Alternative Assets LP(4)                                                  None
Rhapsody Fund, L.P.(4)                                                        None
State of Oregon/SAIF Corporation                                              None
Sunrise Partners Limited Partnership(4)                                       None
Sutton Brook Capital Portfolio LP                                             None
Teachers Insurance and Annuity Association                                    None
Thrivent Financial for Lutherans(4)                                           None
Topanga XI(4)                                                                 None
US Bank FBO Benedictine Health System                                         None
Wachovia Securities International Ltd.(4)                                     None
Windmill Master Fund LP                                                       None
Xavex Convertible Arbitrage 2 Fund                                            None
Other(6)

(1) Represents shares of common stock issuable upon conversion of LYONs, at the rate of 4.7301 shares of common stock per $1,000 principal amount of maturity of LYONs, that would be beneficially owned and offered by the selling security holder upon such conversion. This conversion rate is subject to adjustment, however, as described under "Description of LYONs--Conversion Rights--Conversion Adjustments and Delivery of Common Stock." As a result, the number of shares of common stock issuable upon conversion of the LYONs may increase or decrease in the future. 3M has the right to deliver, in lieu of common stock, cash upon conversion, as described in this Prospectus.

(2) Assumes that all the LYONs and/or all of the common stock into which the LYONs are convertible are sold. No selling security holder will own more than 1% of the common stock after the offering by the selling stockholder.
(3) Includes any position, office or other material relationship which the selling security holder has had within the past three years with 3M or any of its affiliates.

(4) This selling securityholder has represented to 3M that, although it is affiliated with a securities broker or dealer, the selling securityholder purchased the securities shown in the ordinary course of business, and at the time of the purchase of the securities, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(5) This selling securityholder has identified itself as a securities broker or dealer, and accordingly it is deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act.

(6) Assumes that none of the holders of LYONs who have not yet returned their questionnaire beneficially own any other shares of our common stock. Other selling securityholders may be identified at a later date and will be included in a post-effective amendment to the registration statement. To the extent that they are brokers or dealers, disclosure will be made that they are deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act.

                              PLAN OF DISTRIBUTION

         The LYONs and the common stock are being registered to permit resale of these securities by the selling security holders from time to time after the date of this prospectus. We have agreed, among other things, to bear the expenses incurred in connection with the registration of the LYONs and the common stock covered by this prospectus. We will not receive any of the proceeds from the offering of the LYONs or the common stock by the selling security holders.

         The selling security holders and their successors, including their transferees, pledgees or donees or their successors, may sell the LYONs and the common stock into which the LYONs are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

         The LYONs and the common stock into which the LYONs are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in cross, block or other types of transactions:

         * on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the LYONs or the common stock may be listed or quoted at the time of sale;
         *    in the over-the-counter market;
         * in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
         * through the writing of options, whether the options are listed on an options exchange or otherwise;
         *    through the settlement of short sales; or
         *    through any other legally available means.

         In no event will such method(s) of distribution take the form of an underwritten offering of the LYONs or the common stock into which the LYONs are convertible without our prior written consent. Our common stock is traded on the New York Stock Exchange under the symbol "MMM."

         In connection with the sale of the LYONs and the common stock into which the LYONs are convertible, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the LYONs or the common stock into which the LYONs are convertible in the course of hedging the positions they assume. The selling security holders may also sell the LYONs or the common stock into which the LYONs are convertible short and deliver these securities to close out their short positions, or loan or pledge the LYONs or the common stock into which the LYONs are convertible to broker-dealers that in turn may sell these securities.

         The aggregate proceeds to the selling security holders from the sale of the LYONs or common stock into which the LYONs are convertible offered by them will be the purchase price of the LYONs or common stock less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of LYONs or common stock to be made directly or through agents. We will not receive any of the proceeds from the sale of the LYONs or the common stock issuable upon conversion of the LYONs.

         In order to comply with the securities laws of some states, if applicable, the LYONs and common stock into which the LYONs are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the LYONs and common stock into which the LYONs are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the LYONs and common stock into which the LYONs are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling security holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

         In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

         To the extent required, the specific LYONs or common stock to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

         We entered into a registration rights agreement for the benefit of holders of the LYONs to register their LYONs and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling security holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the LYONs and the common stock, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         Certain legal matters relating to the validity of the LYONs and shares of common stock issuable upon conversion of the LYONs have been passed upon for us by Gregg M. Larson, Assistant General Counsel of 3M. Certain matters relating to United States federal taxation have been passed upon for us by Henry W. Gjersdal, Jr., Tax Counsel for 3M.

                                     EXPERTS

         The audited financial statements incorporated into this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

         WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

================================================================================


                                  $639,000,000





                                   3M COMPANY





                     LIQUID YIELD OPTION(TM) NOTES DUE 2032
                             (ZERO COUPON -- SENIOR)
               AND SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION
                      OF THE LIQUID YIELD OPTION(TM) NOTES

                   ------------------------------------------




                   ------------------------------------------

                                   PROSPECTUS

                   ------------------------------------------











                                   May 9, 2003


================================================================================

34